UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Perrigo Company plc

(Name of Issuer)

Ordinary Shares, €0.001 par value

(Title of Class of Securities)

G97822103

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 14, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,780,026
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,780,026
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,780,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.98%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,108,979
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,108,979
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,108,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		301,579
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

301,579
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

301,579
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		174,167
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

174,167
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

174,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		174,167
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

174,167
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

174,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		285,165
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

285,165
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

285,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		110,998
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

110,998
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		110,998
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

110,998
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON

STARBOARD LEADERS KILO LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,362,607
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,362,607
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,362,607
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON

STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,362,607
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,362,607
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,362,607
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON

STARBOARD LEADERS SELECT III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		248,944
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

248,944
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

248,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON

STARBOARD LEADERS SELECT III GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		248,944
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

248,944
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

248,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,611,551
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,611,551
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,611,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

PN

14

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,611,551
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,611,551
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,611,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

OO

15

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,780,026
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,780,026
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,780,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.98%
14	TYPE OF REPORTING PERSON

OO

16

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,780,026
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,780,026
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,780,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.98%
14	TYPE OF REPORTING PERSON

PN

17

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,780,026
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,780,026
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,780,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.98%
14	TYPE OF REPORTING PERSON

OO

18

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,780,026
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,780,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,780,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.98%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,780,026
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,780,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,780,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.98%
14	TYPE OF REPORTING PERSON

IN

20

CUSIP NO. G97822103

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:
(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard Leaders Kilo LLC, a Delaware limited liability company (“Starboard Kilo LLC”), with respect to the Shares directly and beneficially owned by it;
(ix)	Starboard Leaders Fund LP (“Starboard Leaders Fund”), as a member of Starboard Kilo LLC;
(x)	Starboard Leaders Select III LP, a Delaware limited partnership (“Starboard Select III LP”), with respect to the Shares directly and beneficially owned by it;
(xi)	Starboard Leaders Select III GP LLC (“Starboard Select III GP”), as the general partner of Starboard Select III LP;
(xii)	Starboard Value A LP (“Starboard A LP”), as the general partner of Starboard Leaders Fund and the managing member of Starboard Kilo LLC and Starboard Select III GP;
21

CUSIP NO. G97822103

(xiii)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;
(xiv)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard Kilo LLC, Starboard Select III LP, Starboard Leaders Fund, and of certain managed accounts (the “Starboard Value LP Accounts”) and the manager of Starboard S LLC;
(xv)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xvi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xvii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xviii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xix)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard L GP, Starboard Kilo LLC, Starboard Leaders Fund, Starboard Select III LP, Starboard Select III GP, Starboard A LP, Starboard A GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Kilo LLC and Starboard Select III LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions. The principal business of Starboard Leaders Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard Kilo LLC, Starboard Select III LP, Starboard Leaders Fund, and the Starboard Value LP Accounts and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard Select III GP serves as the general partner of Starboard Select III LP. Starboard A LP serves as the general partner of Starboard Leaders Fund and the managing member of Starboard Kilo LLC. Starboard A GP serves as the general partner of Starboard A LP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

22

CUSIP NO. G97822103

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Kilo LLC, and Starboard Select III LP, and held in the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 2,108,979 Shares beneficially owned by Starboard V&O Fund is approximately $194,625,083, excluding brokerage commissions. The aggregate purchase price of the 301,579 Shares beneficially owned by Starboard S LLC is approximately $26,552,151, excluding brokerage commissions. The aggregate purchase price of the 174,167 Shares beneficially owned by Starboard C LP is approximately $15,198,800, excluding brokerage commissions. The aggregate purchase price of the 110,998 Shares beneficially owned by Starboard L Master is approximately $4,301,173, excluding brokerage commissions. The aggregate purchase price of the 1,362,607 Shares beneficially owned by Starboard Kilo LLC is approximately $123,629,859, excluding brokerage commissions. The aggregate purchase price of the 248,944 Shares beneficially owned by Starboard Select III LP is approximately $22,298,562, excluding brokerage commissions. The aggregate purchase price of the 2,472,752 Shares held in the Starboard Value LP Accounts is approximately $207,999,623, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Starboard intends to remain a shareholder of the Issuer and has full confidence in the ability of management and the Board of Directors of the Issuer to protect and enhance shareholder value and represent the best interests of all shareholders.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 136,054,652 Shares outstanding, as of August 2, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2019.

23

CUSIP NO. G97822103

A.	Starboard V&O Fund
(a)	As of the close of business on August 16, 2019, Starboard V&O Fund beneficially owned 2,108,979 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 2,108,979
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,108,979
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on August 16, 2019, Starboard S LLC beneficially owned 301,579 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 301,579
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 301,579
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on August 16, 2019, Starboard C LP beneficially owned 174,167 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 174,167
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 174,167
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
24

CUSIP NO. G97822103

D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 174,167 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 174,167
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 174,167
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 174,167 shares owned by Starboard C LP and (ii) 110,998 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 285,165
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 285,165
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on August 16, 2019, Starboard L Master beneficially owned 110,998 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 110,998
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 110,998
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
25

CUSIP NO. G97822103

G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 110,998 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 110,998
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 110,998
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Starboard Kilo LLC
(a)	As of the close of business on August 16, 2019, Starboard Kilo LLC beneficially owned 1,362,607 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 1,362,607
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,362,607
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Kilo LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard Leaders Fund
(a)	Starboard Leaders Fund, as a member of Starboard Kilo LLC, may be deemed the beneficial owner of the 1,362,607 Shares owned by Starboard Kilo LLC.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 1,362,607
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,362,607
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Kilo LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Starboard Select III LP
(a)	As of the close of business on August 16, 2019, Starboard Select III LP beneficially owned 248,944 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 248,944
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 248,944
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Select III LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
26

CUSIP NO. G97822103

K.	Starboard Select III GP
(a)	Starboard Select III GP, as the general partner of Starboard Select III LP, may be deemed the beneficial owner of the 248,944 Shares owned by Starboard Select III LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 248,944
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 248,944
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Select III GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Select III LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	Starboard A LP
(a)	Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Kilo LLC and Starboard Select III GP, may be deemed the beneficial owner of the (i) 1,362,607 Shares owned by Starboard Kilo LLC and (ii) 248,944 Shares owned by Starboard Select III LP.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 1,611,551
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,611,551
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Kilo LLC and Starboard Select III LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
M.	Starboard A GP
(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 1,362,607 Shares owned by Starboard Kilo LLC and (ii) 248,944 Shares owned by Starboard Select III LP.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 1,611,551
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,611,551
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Kilo LLC and Starboard Select III LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
27

CUSIP NO. G97822103

N.	Starboard Value LP
(a)	As of the close of business on August 16, 2019, 2,472,752 Shares were held in the Starboard Value LP Accounts. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard Kilo LLC, Starboard Select III LP and the Starboard Value LP Accounts and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,108,979 Shares owned by Starboard V&O Fund, (ii) 301,579 Shares owned by Starboard S LLC, (iii) 174,167 Shares owned by Starboard C LP, (iv) 206,742 Shares owned by Starboard L Master, (v) 1,362,607 Shares owned by Starboard Kilo LLC, (vi) 248,944 Shares owned by Starboard Select III LP, and (vii) 2,472,752 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 4.98%

(b)	1. Sole power to vote or direct vote: 6,780,026
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,780,026
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Accounts and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Kilo LLC and Starboard Select III LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
O.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,108,979 Shares owned by Starboard V&O Fund, (ii) 301,579 Shares owned by Starboard S LLC, (iii) 174,167 Shares owned by Starboard C LP, (iv) 206,742 Shares owned by Starboard L Master, (v) 1,362,607 Shares owned by Starboard Kilo LLC, (vi) 248,944 Shares owned by Starboard Select III LP and (vii) 2,472,752 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 4.98%

(b)	1. Sole power to vote or direct vote: 6,780,026
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,780,026
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Kilo LLC and Starboard Select III LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
28

CUSIP NO. G97822103

P.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,108,979 Shares owned by Starboard V&O Fund, (ii) 301,579 Shares owned by Starboard S LLC, (iii) 174,167 Shares owned by Starboard C LP, (iv) 206,742 Shares owned by Starboard L Master, (v) 1,362,607 Shares owned by Starboard Kilo LLC, (vi) 248,944 Shares owned by Starboard Select III LP and (vii) 2,472,752 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 4.98%

(b)	1. Sole power to vote or direct vote: 6,780,026
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,780,026
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Kilo LLC and Starboard Select III LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
Q.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,108,979 Shares owned by Starboard V&O Fund, (ii) 301,579 Shares owned by Starboard S LLC, (iii) 174,167 Shares owned by Starboard C LP, (iv) 206,742 Shares owned by Starboard L Master, (v) 1,362,607 Shares owned by Starboard Kilo LLC, (vi) 248,944 Shares owned by Starboard Select III LP and (vii) 2,472,752 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 4.98%

(b)	1. Sole power to vote or direct vote: 6,780,026
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,780,026
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Kilo LLC and Starboard Select III LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
R.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,108,979 Shares owned by Starboard V&O Fund, (ii) 301,579 Shares owned by Starboard S LLC, (iii) 174,167 Shares owned by Starboard C LP, (iv) 206,742 Shares owned by Starboard L Master, (v) 1,362,607 Shares owned by Starboard Kilo LLC, (vi) 248,944 Shares owned by Starboard Select III LP and (vii) 2,472,752 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 4.98%

29

CUSIP NO. G97822103

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,780,026
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,780,026

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Kilo LLC and Starboard Select III LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	As of August 16, 2019, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 16, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Leaders Kilo LLC, Starboard Leaders Fund LP, Starboard Leaders Select III LP, Starboard Leaders Select III GP LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated August 16, 2019.

30

CUSIP NO. G97822103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2019

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD LEADERS KILO LLC

By: Starboard Value A LP,

its managing member

Starboard Leaders Fund LP

By: Starboard Value A LP,

its general partner

Starboard Leaders Select III LP

By: Starboard Leaders Select III GP LLC,

its general partner

STARBOARD VALUE A LP

By: Starboard Value A GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value A GP LLC

Starboard Value R GP LLC

Starboard Leaders Select III GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

31

CUSIP NO. G97822103

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America

Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

CUSIP NO. G97822103

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Ordinary Shares	(208,795)	47.1403	08/09/2019
Sale of Ordinary Shares	(5,570)	47.1709	08/09/2019
Sale of Ordinary Shares	(23,478)	46.6451	08/12/2019
Sale of Ordinary Shares	(176,925)	46.6519	08/12/2019
Sale of Ordinary Shares	(62,211)	47.7516	08/13/2019
Sale of Ordinary Shares	(186,579)	47.6699	08/13/2019
Sale of Ordinary Shares	(93,317)	46.3640	08/14/2019
Sale of Ordinary Shares	(31,162)	46.2397	08/14/2019
Sale of Ordinary Shares	(46,659)	46.6427	08/15/2019
Sale of Ordinary Shares	(10,262)	46.4487	08/16/2019
Sale of Ordinary Shares	(169,527)	46.0149	08/16/2019

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Ordinary Shares	(29,856)	47.1403	08/09/2019
Sale of Ordinary Shares	(796)	47.1709	08/09/2019
Sale of Ordinary Shares	(3,357)	46.6451	08/12/2019
Sale of Ordinary Shares	(25,300)	46.6519	08/12/2019
Sale of Ordinary Shares	(8,896)	47.7516	08/13/2019
Sale of Ordinary Shares	(26,680)	47.6699	08/13/2019
Sale of Ordinary Shares	(13,344)	46.3640	08/14/2019
Sale of Ordinary Shares	(4,456)	46.2397	08/14/2019
Sale of Ordinary Shares	(6,672)	46.6427	08/15/2019
Sale of Ordinary Shares	(1,467)	46.4487	08/16/2019
Sale of Ordinary Shares	(24,242)	46.0149	08/16/2019

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Ordinary Shares	(17,243)	47.1403	08/09/2019
Sale of Ordinary Shares	(460)	47.1709	08/09/2019
Sale of Ordinary Shares	(1,939)	46.6451	08/12/2019
Sale of Ordinary Shares	(14,611)	46.6519	08/12/2019
Sale of Ordinary Shares	(5,138)	47.7516	08/13/2019
Sale of Ordinary Shares	(15,408)	47.6699	08/13/2019
Sale of Ordinary Shares	(7,707)	46.3640	08/14/2019
Sale of Ordinary Shares	(2,573)	46.2397	08/14/2019
Sale of Ordinary Shares	(3,853)	46.6427	08/15/2019

Sale of Ordinary Shares	(848)	46.4487	08/16/2019
Sale of Ordinary Shares	(14,000)	46.0149	08/16/2019

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of Ordinary Shares	(10,989)	47.1403	08/09/2019
Sale of Ordinary Shares	(293)	47.1709	08/09/2019
Sale of Ordinary Shares	(1,236)	46.6451	08/12/2019
Sale of Ordinary Shares	(9,312)	46.6519	08/12/2019
Sale of Ordinary Shares	(3,274)	47.7516	08/13/2019
Sale of Ordinary Shares	(9,820)	47.6699	08/13/2019
Sale of Ordinary Shares	(4,912)	46.3640	08/14/2019
Sale of Ordinary Shares	(1,640)	46.2397	08/14/2019
Sale of Ordinary Shares	(2,456)	46.6427	08/15/2019

Sale of Ordinary Shares	(540)	46.4487	08/16/2019
Sale of Ordinary Shares	(8,922)	46.0149	08/16/2019

CUSIP NO. G97822103

STARBOARD LEADERS KILO LLC

Sale of Ordinary Shares	(134,902)	47.1403	08/09/2019
Sale of Ordinary Shares	(3,599)	47.1709	08/09/2019
Sale of Ordinary Shares	(15,169)	46.6451	08/12/2019
Sale of Ordinary Shares	(114,311)	46.6519	08/12/2019
Sale of Ordinary Shares	(40,195)	47.7516	08/13/2019
Sale of Ordinary Shares	(120,548)	47.6699	08/13/2019
Sale of Ordinary Shares	(60,292)	46.3640	08/14/2019
Sale of Ordinary Shares	(20,134)	46.2397	08/14/2019
Sale of Ordinary Shares	(30,146)	46.6427	08/15/2019

Sale of Ordinary Shares	(6,631)	46.4487	08/16/2019
Sale of Ordinary Shares	(109,531)	46.0149	08/16/2019

Starboard LEADERS SELECT III LP

Sale of Ordinary Shares	(24,646)	47.1403	08/09/2019
Sale of Ordinary Shares	(657)	47.1709	08/09/2019
Sale of Ordinary Shares	(2,771)	46.6451	08/12/2019
Sale of Ordinary Shares	(20,884)	46.6519	08/12/2019
Sale of Ordinary Shares	(7,344)	47.7516	08/13/2019
Sale of Ordinary Shares	(22,024)	47.6699	08/13/2019
Sale of Ordinary Shares	(11,015)	46.3640	08/14/2019
Sale of Ordinary Shares	(3,678)	46.2397	08/14/2019
Sale of Ordinary Shares	(5,507)	46.6427	08/15/2019

Sale of Ordinary Shares	(1,211)	46.4487	08/16/2019
Sale of Ordinary Shares	(20,011)	46.0149	08/16/2019

STARBOARD VALUE LP

(Through the Starboard Value LP Accounts)

Sale of Ordinary Shares	(201,255)	47.1403	08/09/2019
Sale of Ordinary Shares	(5,368)	47.1709	08/09/2019
Sale of Ordinary Shares	(43,554)	47.1403	08/09/2019
Sale of Ordinary Shares	(1,162)	47.1709	08/09/2019
Sale of Ordinary Shares	(22,630)	46.6451	08/12/2019
Sale of Ordinary Shares	(170,536)	46.6519	08/12/2019
Sale of Ordinary Shares	(4,897)	46.6451	08/12/2019
Sale of Ordinary Shares	(36,906)	46.6519	08/12/2019
Sale of Ordinary Shares	(59,965)	47.7516	08/13/2019
Sale of Ordinary Shares	(179,842)	47.6699	08/13/2019
Sale of Ordinary Shares	(12,977)	47.7516	08/13/2019
Sale of Ordinary Shares	(38,919)	47.6699	08/13/2019
Sale of Ordinary Shares	(89,947)	46.3640	08/14/2019
Sale of Ordinary Shares	(30,037)	46.2397	08/14/2019
Sale of Ordinary Shares	(19,466)	46.3640	08/14/2019
Sale of Ordinary Shares	(6,500)	46.2397	08/14/2019
Sale of Ordinary Shares	(9,733)	46.6427	08/15/2019
Sale of Ordinary Shares	(2,141)	46.4487	08/16/2019
Sale of Ordinary Shares	(35,362)	46.0149	08/16/2019